FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Notification of Syngenta AGs Ordinary General Meeting 2005

Filed herewith is a notification of Syngenta AGs next General Meeting. The full text of the notification follows:

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Item 1

Syngenta International AG P.O.Box CH-4002 Basel Switzerland Tel.: +41 61 323 11 11 Fax: +41 61 323 12 12 www.syngenta.com

Notification of SYNGENTA AG’s Ordinary General Meeting

In compliance with the Listing Rules of the SWX Swiss Exchange this notice was submitted to the SWX Swiss Exchange.

The next Ordinary General Meeting of Syngenta AG will take place on:

Date:	Tuesday, April 26, 2005
Location:	St. Jakobshalle, 4052 Basel
Beginning:	10.30 a.m. CET

Syngenta AG Basel, Switzerland December 22, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 23, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel